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MEDICURE REPORTS POSITIVE RESULTS FROM
PHASE II MEND-CABG STUDY

MC-1 Demonstrates Statistically Significant Reduction in Post-CABG Heart Attacks

Conference Call Today at 8:00 AM Eastern

NEW YORK, New York – (December 5, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company is pleased to report positive results with its FDA Fast Tracked cardioprotective product, MC-1, in the Phase II MEND-CABG study. The MEND-CABG study is a double blind, parallel group, randomized, placebo-controlled study in 901 patients who underwent coronary artery bypass graft (CABG) surgery. Based on the positive results, the Company plans to move forward with a pivotal Phase III clinical development program for MC-1.

The MEND-CABG Study Results:
The MEND-CABG results demonstrate the positive clinical effects of MC-1:

  The 250 mg dose of MC-1 had a 37.2% reduction in the composite of death, non- fatal myocardial infarction (peak CK-MB ≥ 100ng/ml), and non-fatal stroke versus placebo (p=0.028).
  The reduction in the composite endpoint was driven by a substantial decrease in the incidence of non-fatal myocardial infarction, most notably a 46.9% reduction in non-fatal myocardial infarction (peak CK-MB ≥ 100ng/ml) with the 250 mg of MC-1 versus placebo (p=0.008).
  The 250 mg dose of MC-1 had a 14.0% reduction in the primary endpoint composite of death, non-fatal myocardial infarction (peak CK-MB ≥ 50ng/ml), and non-fatal stroke versus placebo (p=0.312).
  The 250 mg dose of MC-1 had a 78.7% reduction in physician diagnosed myocardial infarctions versus placebo (p=0.0065).
  Greater efficacy was demonstrated with the 250 mg dose than the 750 mg dose of MC-1.

The study protocol definition of myocardial infarction included peak CK-MB ≥ 50ng/ml. This conservative measure of myocardial infarction was selected to increase the powering of the study. An analysis was also performed with a definition of myocardial infarction as peak CK-MB ≥ 100ng/ml. This definition of myocardial infarction has been used in recent Phase III clinical studies in CABG patients.

The Principal Investigator for MEND-CABG, Dr. Jean-Claude Tardif, Director of the Research Centre, Montreal Heart Institute, commented, “The statistically significant reduction in myocardial infarctions defined as peak CK-MB ≥ 100ng/ml of 46.9% with MC-1 is impressive for this high risk patient population. The results clearly suggest that patients treated with MC-1 experienced clinically meaningful reductions in the composite endpoint, driven by a pronounced reduction in non-fatal myocardial infarctions, which comprise the majority of events after CABG surgery.”

“The strong efficacy signal observed with MC-1 in MEND-CABG, highlighted by the statistically significant reduction in heart attacks, have exceeded our expectations, and clearly warrant advancing MC-1 into pivotal Phase III development,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “The recent FDA Fast Track designation for MC-1 combined with the positive results in MEND-CABG, have positioned Medicure at the forefront of cardioprotective therapeutic development. The results also provide us with the necessary information to design the Phase III study, including the dosing and endpoints. We now plan on meeting with the FDA to discuss these results and develop the Phase III program. Furthermore, we expect these results to accelerate our ongoing discussions with potential partners.”

David Kandzari, MD, Assistant Professor of Interventional Cardiology and Genomic Sciences, Duke Clinical Research Institute, and Principal Investigator for the US MEND-CABG sites added, “While bypass surgery has brought a significant improvement in the management of coronary artery disease, post operative mortality and morbidity remain significant complications of this procedure. To date cardiologists and surgeons have had limited therapeutic options to mitigate this risk. The promising clinical results seen with MC-1, first in the angioplasty setting of the MEND-1 study and now in the setting of bypass surgery, suggest that MC-1 could represent a major therapeutic breakthrough in the treatment of acute ischemia and ischemic reperfusion injury.”

About the MEND-CABG Study
The MEND-CABG trial was designed to evaluate the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The trial enrolled 901 patients at 42 investigational sites throughout Canada and the United States. The study is a double blind, parallel group, randomized, placebo-controlled study in 901 patients who underwent coronary artery bypass graft (CABG) surgery. The primary endpoint of MEND-CABG is a reduction in the composite of death, non-fatal myocardial infarction (heart attacks), and non-fatal stroke up to post operative day (POD) 30. To assess the efficacy, the event incidence in each of two dose groups - 250 mg and 750 mg per day - was compared to the incidence level in the placebo group.

Secondary efficacy endpoints include evaluating the effect of MC-1 at postoperative day 90 (POD 90) on the same composite of events, as well as the individual components of the composite (i.e. death, non-fatal heart attack and stroke) at POD 4, 30, and 90. Other secondary endpoints being measured during the trial include; cardiac tissue damage as determined by CK-MB and neurological function. Safety and tolerability will also be assessed and reported at the end of the study. Upon completion of POD 90, the Company plans to present the complete MEND-CABG results in future scientific publications and presentations.

About MC-1
MC-1 is a naturally occurring small molecule that reduces the amount of damage to the heart following ischemia and/or ischemic reperfusion injury. Studies with MC-1 suggest that it does this by protecting cardiomyocytes (heart muscle cells). Since cardiomyocytes are essential for normal heart function and do not regenerate themselves following an ischemic event, their preservation is key to minimizing ischemic damage and maintaining proper heart function. MC-1’s cardioprotective properties have now been demonstrated in the Phase II MEND-1 study in patients undergoing percutaneous coronary interventions and the Phase II MEND-CABG study in patients undergoing CABG surgery.

Notification of Conference Call:
Medicure will host a live conference call and webcast to discuss the POD 30 MEND-CABG study results:

Date:	Monday, December 5, 2005
Time:	8:00 am Eastern Time
Telephone:	1-800-591-6923 or 1-617-614-4907
Passcode:	Medicure
Location:	The New York Palace Hotel
455 Madison Avenue
New York, New York
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
An archive of the POD 30 MEND-CABG study results conference call will be available starting at 10:30 am Eastern December 5, 2005:

Telephone:	1-888-286-8010 or 1-617-801-6888
Passcode:	11090767
Webcast:	Available at the Medicure website at www.medicure.com

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - advancing to Phase III development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com